Exhibit 99

[Eldorado Logo]

LETTER TO SECURITIES AND EXCHANGE COMMISSION

March 29, 2002

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Ladies and Gentlemen,

Arthur Andersen LLP (Andersen), our independent public accountant, has represented to us that its audit of the our consolidated financial statements as of December 31, 2001 was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

ELDORADO RESORTS LLC

/s/ Robert Jones

     Chief Financial Officer

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